Exhibit 77(c)

Matters submitted to a vote of security holders

On June 30, 2009 a Special Meeting of Shareholders for ING UBS Neuberger Berman Partners Portfolio, a series of ING Partners, Inc. was held at which the shareholders were asked to approve an Agreement and Plan of Reorganization ("Reorganization Agreement") by and between ING Neuberger Berman Partners Portfolio and ING Russell Large Cap Index Portfolio, providing for the reorganization of ING Neuberger Berman Partners Portfolio with and into ING Russell Large Cap Index Portfolio. Subject to shareholder approval of the Reorganization Agreement, to approve an investment sub-advisory agreement between Directed Services LLC ("DSL"), ING Neuberger Berman Partners Portfolio's investment adviser, and ING Investment Management Co. ("ING IM"), pursuant to which ING IM, an affiliate of DSL, would serve as the sub-adviser to ING Neuberger Berman Partners Portfolio during a transition period until the Reorganization is consummated.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Neuberger Berman Partners Portfolio	1	39,343,881.981	1,387,968.214	2,665,148.492	43,396,998.687
	2	39,566,526.069	1,216,010.793	2,614,461.825	43,396,998.687

On June 30, 2009 a Special Meeting of Shareholders for ING American Century Large Company Value Portfolio, a series of ING Partners, Inc. was held at which the shareholders were asked To approve an Agreement and Plan of Reorganization by and between ING American Century Large Company Value Portfolio and ING T. Rowe Price Equity Income Portfolio, providing for the reorganization of ING American Century Large Company Value Portfolio with and into ING T. Rowe Price Equity Income Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING American Century Large Company Value Portfolio	1	2,233,531.805	32,821.505	24,112.488	2,290,465.798